Exhibit 99.3

SETTLEMENT AGREEMENT

Among

Maxeon Solar Pte. Ltd.

Maxeon Solar Technologies, Ltd.

SunPower Solar Energy Technology (Tianjin) Co., Ltd.

And

TCL Zhonghuan Energy Technology (Jiangsu) Co., Ltd.

Huansheng New Energy (Jiangsu) Co., Ltd.

Tianjin Huanrui Electronic Technology Co., Ltd.

Dated March 27, 2026

Exhibit 99.3

This SETTLEMENT AGREEMENT (this “Agreement”) is entered on March 27, 2026 (the “Execution Date”) by and among:

(1)
Maxeon Solar Pte. Ltd., a company incorporated and registered in Singapore, with its registered place of business at 8 Marina Boulevard #05-02, Marina Bay Financial Centre 018981, Singapore (“MSPL”);
(2)
Maxeon Solar Technologies, Ltd., a company organized under the laws of Singapore, with its registered place of business at 8 Marina Boulevard #05-02, Marina Bay Financial Centre 018981, Singapore (“MSTL”);
(3)
SunPower Solar Energy Technology (Tianjin) Co., Ltd, a company organized under the laws of PRC, with its registered place of business at Room 3110-3113 Building 2, No.12 Haitai East Road Huayuan Industrial District (Outer Ring) Tianjin, China (“MAXN Tianjin”, together with MSPL and MSTL, “MAXN Parties”);
(4)
TCL Zhonghuan Energy Technology (Jiangsu) Co., Ltd. (formerly known as Huansheng Photovoltaic (Jiangsu) Co., Ltd.), a company incorporated and registered in the PRC, whose principal place of business is No. 20, Wenzhuang Road, Yixing Economic Development Zone, Jiangsu Province (“HSPV”);
(5)
Huansheng New Energy (Jiangsu) Co., Ltd., a company incorporated and registered in the PRC, whose principal place of business is West of Bianzhuang Village Road, Yixing Economic Development Zone, Jiangsu Province (“HSNE”, together with HSPV, “Huansheng Parties”); and
(6)
Tianjin Huanrui Electronic Technology Co., Ltd., No.10, South Haitai Road, Huayuan Industrial Park, Xiqing District, Tianjin, China (“Tianjin Huanrui”).

The above parties are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

(A)
The Parties acknowledge that, pursuant to the INTERCOMPANY AGREEMENT between MSTL and HSPV (“Intercompany Agreement”), HSPV owe a total of outstanding amount of USD827,377.35 to MSTL, consisting of (i) the secondment fees and other past expenses from June 2024 to November 2024, being USD593,027, and (ii) 50% of the original amount of the disputable secondment fees and other past expenses from December 2024 to March 2025, being USD234,350.35 (“Huansheng Parties Outstanding Amount”).
(B)
The Parties acknowledge that, the Maxeon Parties concurrently owe certain outstanding amount to the Huansheng Parties and Tianjin Huanrui arising from (i) Secondment Fees: Fees owed to HSNE from MSPL for personnel seconded to the MAXN Parties in the amount of RMB1,919,440.81; (ii) Secondment Fees: Fees owed to HSPV from MSPL for personnel seconded to the MAXN Parties in the amount of RMB400,651.25; (iii) R&D Compensation 1: R&D related expense compensation owed to HSNE from MAXN Tianjin in the amount of RMB80,369.94; (iv) R&D Compensation 2: R&D related expense compensation owed to HSNE from MAXN Tianjin in the amount of RMB530,105.91; (v) Rental Fees: Outstanding office/facility rent owed to HSNE from MAXN Tianjin in the amount of RMB222,300.00; (vi) Rental Fees: Outstanding office/facility rent owed to Tianjin Huanrui from MAXN Tianjin in the amount of RMB380,000.00; (vii) Module procurement payables owed to HSPV from MAXN Tianjin in the amount of RMB9,182.15; and (viii) Module procurement payable owed to HSNE from MSPL in the amount of RMB1,082.27. The Parties further acknowledge that MSPL has made a payment in the amount of RMB24,157.75 to HSPV for the partial payment of the secondment fees. The Parties further agree and confirm that the aggregate of the aforementioned items (i)

Exhibit 99.3

through (viii) deducting the payment made by MSPL to HSPV shall be fixed at a total value of USD502,803.00 (“MAXN Parties Outstanding Amount”).
(C)
The Parties acknowledge that, in 2025, HSPV paid a net amount of USD160,124.85 to MSTL.

NOW, THEREFORE, IT IS AGREED as follows:

1.
definitions
1.1
References in this Agreement to Articles are to articles in this Agreement (unless the context otherwise requires).
1.2
Headings are inserted for convenience only and shall not affect the construction of this Agreement.
1.3
References to documents “in agreed form” or any similar expression shall be to documents agreed among the Parties, and initialed for identification by, or on behalf of the Parties.
1.4
The expression “including” shall be construed to mean “including without limitation”.
1.5
If the day on which any right or any obligation under this Agreement is to be exercised or performed falls on a day which is not a Business Day, such right or obligation shall be exercised or performed on the immediately following Business Day.
2.
SETTLEMENT
2.1
The Parties hereby acknowledge and confirm that, following the payment of USD160,124.85 from HSPV to MSTL, an outstanding balance of USD164,449.50 remains due from HSPV to MSTL (“Remaining Balance”). The payment of the Remaining Balance shall constitute the full and final settlement of all net payables owed by HSPV and Tianjin Huanrui to the MAXN Parties.
2.2
Upon the application of such set-offs and the payment of USD160,124.85 made by HSPV to MSTL in 2025 and the Remaining Balance to be paid: (i) HSPV shall be deemed to have fully discharged its payment obligations for the Huansheng Parties Outstanding Amount under the Intercompany Agreement; (ii) The MAXN Parties shall be deemed to have fully discharged their obligations for the MAXN Parties Outstanding Amount; (iii) HSPV hereby acknowledges and confirms that it owes HSNE an amount collected on HSNE's behalf, being RMB2,729,141.18 (“HSNE Collection Amount”). HSPV and HSNE shall mutually agree upon the payment of the HSNE Collection Amount; and (iv) HSPV hereby acknowledges and confirms that it owes Tianjin Huanrui an amount collected on Tianjin Huanrui's behalf, being RMB380,000.00 (“Tianjin Huanrui Collection Amount”). HSPV and Tianjin Huanrui shall mutually agree upon the payment of the Tianjin Huanrui Collection Amount.
2.3
This Agreement shall be effective and operate as a complete and unconditional discharge of each Party’s (i) rights and claims against the other Parties, and (ii) duties, liabilities, obligations, indemnities and breaches of the other Parties to it, in each case arising from or in connection with the Huansheng Parties Outstanding Amount and the MAXN Parties Outstanding Amount.
2.4
Each Party hreby agrees and undertakes not to assert or make any claim or take any legal proceedings relating to any such duties, obligations or liabilities against the other Parties, and waives and agrees to waive all its rights and remedies available to it at law or otherwise relating to any such duties, obligations and liabilities against the other Parties arising out of or in connection with the Huansheng Parties Outstanding Amount and the MAXN Parties Outstanding Amount.

Exhibit 99.3

2.5
The Parties acknowledge and agree that the set-offs and payment pursuant to this Article 2 and the full and final release and discharge of any and all rights, duties, claims, and obligations arising thereunder or in connection therewith shall constitute good and sufficient consideration for this Agreement. Each Party further acknowledges that no additional consideration is required to render this Agreement binding and enforceable, and that the mutual covenants and undertakings set forth herein are adequate and sufficient consideration as a matter of law.

3.
REPRESENTATION & WARRANTIES

Each of the Parties hereby represents and warrants that:

3.1
It has not entered into any arrangements, understandings or agreements, whether contingent or not, which would adversely affect the implementation of this Agreement;
3.2
It has full power and authority to enter into this Agreement and to perform its obligations hereunder; and
3.3
This Agreement constitutes the valid and legally binding agreement of each of the Parties enforceable in accordance with its terms.
4.
CONFIDENTIALITY
4.1
Each Party hereby agrees to keep strictly confidential any and all confidential information received under this Agreement and to disclose it to its employees on a need-to-know basis and not to disclose it or make it available to any third party save as expressly permitted by this Agreement or by the party disclosing the confidential information (“Disclosing Party”). Each Party shall procure that its Affiliates comply with the terms of this Article 4.
4.2
Notwithstanding the foregoing, each Party shall be entitled to disclose confidential information received from the other Party to the extent required to be disclosed by any competent legal or regulatory authority or any internationally recognized stock exchange. The Party concerned shall, to the extent permitted by applicable laws, promptly notify the other Parties of such requirement and shall, to the extent permitted by applicable laws, consult the other Parties on the contents of such disclosure.
4.3
The prohibitions set out in Article 4.1 above shall not apply to any disclosure by a Party (“Receiving Party”) of confidential information received from the Disclosing Party to the extent that such confidential information:
4.3.1
constituted public knowledge prior to the date of disclosure by the Disclosing Party;
4.3.2
was in the Receiving Party’s possession before such disclosure by the Disclosing Party and was not received, directly or indirectly, from the Disclosing Party;
4.3.3
became public knowledge after such disclosure by the Disclosing Party without breach of any undertaking contained herein; or
4.3.4
was lawfully received by the Receiving Party from a third party having a right to disclose the same, provided that such third party has not itself received such confidential information directly or indirectly from the Disclosing Party.
4.4
The confidentiality obligation set forth in this Article 4 shall remain in force and survive the termination of this Agreement.

Exhibit 99.3

5.
GOVERNING LAW AND SETTLEMENT OF DISPUTES
5.1
This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of Singapore.
5.2
Each Party agrees that any dispute arising out of or in connection with this Agreement or any document or transaction in connection with this Agreement (including any dispute or claim relating to any non-contractual obligations arising out of or in connection with this Agreement) shall be referred to and finally resolved by arbitration in Singapore to the exclusion of the ordinary courts, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force which rules are deemed to be incorporated by reference in this Clause. The place of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration tribunal shall consist of one arbitrator to be appointed by the President of the Court of Arbitration for the time being of the SIAC. The arbitral award made and granted by the arbitrators shall be final, binding and incontestable, may be enforced by the Parties against the assets of the other Party wherever those assets are located or may be found and may be used as a basis for judgement thereon in Singapore or elsewhere.
6.
GENERAL
6.1
Unless otherwise agreed in this Agreement, all of the expenses, costs and taxes arising from this Agreement shall be borne by the Parties respectively in accordance with the applicable laws and regulations.
6.2
If any provision or part of a provision of this Agreement shall be, or be found by any governmental authority to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.
6.3
Each Party shall indemnify and hold harmless the other Party from and against any and all claims, losses, liabilities, damages, settlements, expenses and costs (including, without limitation, attorneys’ fees and court costs) which arise out of or relate to any breach of this Agreement.
6.4
This Agreement shall become effective and legally binding upon execution by the Parties and shall only be terminated by the mutual written agreement among the Parties hereto.

Exhibit 99.3

[EXECUTION PAGE OF THE SETTLEMENT AGREEMENT]

Maxeon Solar Pte. Ltd.

/s/ Dmitri Hu

By: Dmitri Hu

Title: Chief Financial Officer

Date: March 27, 2026

Exhibit 99.3

[EXECUTION PAGE OF THE SETTLEMENT AGREEMENT]

Maxeon Solar Technologies, Ltd.

/s/ Dmitri Hu

By: Dmitri Hu

Title: Chief Financial Officer

Date: March 27, 2026

Exhibit 99.3

[EXECUTION PAGE OF THE SETTLEMENT AGREEMENT]

SunPower Solar Energy Technology (Tianjin) Co., Ltd.

(Corporate seal) SunPower Solar Energy Technology (Tianjin) Co., Ltd.

By:

Title:

Date:

Exhibit 99.3

[EXECUTION PAGE OF THE SETTLEMENT AGREEMENT]

TCL Zhonghuan Energy Technology (Jiangsu) Co., Ltd.

(Corporate seal) TCL Zhonghuan Energy Technology (Jiangsu) Co., Ltd.

By:

Title:

Date:

Exhibit 99.3

[EXECUTION PAGE OF THE SETTLEMENT AGREEMENT]

Huansheng New Energy (Jiangsu) Co., Ltd.

(Corporate seal) Huansheng New Energy (Jiangsu) Co., Ltd.

By:

Title:

Date:

Exhibit 99.3

[EXECUTION PAGE OF THE SETTLEMENT AGREEMENT]

Tianjin Huanrui Electronic Technology Co., Ltd.

(Corporate seal) Tianjin Huanrui Electronic Technology Co., Ltd.

By:

Title:

Date: